Delisting Determination,The Nasdaq Stock Market, LLC,
May 7, 2007, All American Semiconductor, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of All American
Semiconductor,Inc. (the Company), effective at the opening of the trading session on May 17, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange based on the following Marketplace Rules: 4310(c)(14); 4300; 4450(f);
and IM 4300. The Company was notified of the Staffs determinations on April 18, 2007 and April 26,
2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on April 27, 2007.